August 21, 2024

Patrick Liang
Chief Executive Officer, President
Forge Innovation Development Corp.
6280 Mission Boulevard, Unit 205
Jurupa Valley, CA 92509

       Re: Forge Innovation Development Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 333-218248
Dear Patrick Liang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction